CERNER CORPORATION

                   FOUNDATIONS RETIREMENT PLAN







               Financial Statements and Schedules

                   December 31, 1995 and 1994


           (With Independent Auditors' Report Thereon)

                  INDEPENDENT AUDITORS' REPORT



 The Board of Directors
 Cerner Corporation:


 We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1995 and 1994 and the changes in net assets available for participants for the years then ended, in conformity with generally accepted accounting principles.

 Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participants and the statements of changes in net assets available for participants is presented for purposes of additional analysis rather than to present the net assets available for participants and changes in net assets available for participants of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 7, 1996

                                             CERNER CORPORATION
                                        FOUNDATIONS RETIREMENT PLAN

                            Statement of Net Assets Available for Participants

                                             December 31, 1995

  			  	                           Fund A	   	Fund B   		Fund C     Fund D    Fund E    Fund F      Loans     Total
                                   ______     ______     ______     ______    ______    ______      _____     _____
Investments at fair value:
  Common stock of Cerner
    Corporation, 922,253
      shares (cost $7,207,192)   $18,906,187     - 	        	 - 		        - 		     - 		      - 		      - 		   18,906,187
  Twentieth Century Ultra Fund,
		  104,064.79 shares
      (cost $2,314,951)			            - 		    2,717,132       - 		        - 		     - 		      - 		      - 		    2,717,132
  Twentieth Century Growth Fund,
		  84,894.68 shares
      (cost $1,821,710) 		 		         - 		       - 		     1,646,108       - 		     - 		      - 		      - 		    1,646,108
  Twentieth Century Select Fund,
		  27,377.38 shares
      (cost $1,033,449)   						      - 		       - 		         -  		    975,182   	 - 		      - 		      - 		      975,182
	 Twentieth Century Balanced Fund,
		  43,875.42 shares
      (cost $706,165) 			 	           - 		       - 		         - 		         - 		 745,443  		  -       		- 		      745,443
	 Chase Manhattan Capital
    Preservation Trust, 634,997
      shares at cost which
        approximates fair value       - 		       - 		         - 		         - 		    - 		   634,997  		  - 		      634,997
	 Loans to participants, at cost
    which approximates fair value		   - 		       - 		         - 		         - 		    - 		      - 		   207,684   	  207,684
				                              __________  _________   _________    _______  _______   _______   _______   __________
     Total investments		          18,906,187  2,717,132   1,646,108    975,182  745,443  	634,997  	207,684  	25,832,733

Cash							                            8,363 	   - 		         - 		         - 		    - 		      - 		      - 		        8,363
Contributions receivable:
  Associates							                   94,400     46,151   		 31,467  	 	16,782  	10,489  		10,489  	  1,665  		  211,443
  Employer							                     25,684  		 - 		         - 		         - 		    - 		      - 		      - 		       25,684
                                  __________  _________   _________    _______  _______   _______   _______   __________
     Net assets available
       for participants          $19,034,634  2,763,283   1,677,575    991,964  755,932   645,486   209,349  	26,078,223
                                 ===========  =========   =========    =======  =======   =======   =======   ==========


See accompanying notes to financial statements.


                              CERNER CORPORATION
                          FOUNDATIONS RETIREMENT PLAN

              Statement of Net Assets Available for Participants

                              December 31, 1994

								                              Fund A     Fund B    Fund C    Fund D    Fund E    Fund F     Loans      Total
                                      ______     ______    ______    ______    ______    ______     _____      _____
Investments at fair value:
  Common stock of Cerner
    Corporation,465,328 shares
      (cost $5,386,712) 			 	      $20,537,010   	  -      		 -        	 - 		     - 		       - 		      - 		   20,537,010
	 Twentieth Century Ultra Fund,
		  61,004.17 shares
      (cost $1,225,295) 						          - 		     1,217,033  	 - 		       - 		     - 		       - 		      - 		    1,217,033
	 Twentieth Century Growth Fund,
		  51,003.23 shares
      (cost $1,122,353) 					      	    - 		        - 		    955,800  		  - 		     - 		       - 		      - 		      955,800
	 Twentieth Century Select Fund,
		  17,791.46 shares
      (cost $683,551) 						            - 		        - 		      - 		     588,897  	 - 		       - 		      - 		      588,897
	 Twentieth Century Balanced Fund,
		  29,646.96 shares
      (cost $463,210) 						            - 		        - 		      - 		       - 		   452,709  		  - 		      - 		      452,709
	 Chase Manhattan Capital Preservation
    Trust, 761,660 shares at cost
      which approximates fair value     - 		        - 		      - 		       - 		     - 		    791,660  		  - 		      791,660
	 Loans to participants, at cost
    which approximates fair value 						- 		        - 		      - 		       - 		     - 		       - 		   112,486      112,486
                                    __________   _________  _______   _______   _______   _______   _______   __________
     Total investments              20,537,010   1,217,033  955,800   588,897   452,709  	791,660   122,486 	 24,655,595

Cash								                            44,138  		  - 		      - 		       - 		     - 		       - 		      - 	        44,138
Contributions receivable:
  Associates							                     50,416    	 24,062    17,187  	10,312  		 6,875  		 5,729  		   930 		   115,511
  Employer				                     			  22,557 		   - 		      - 		       - 		     - 		       - 		      - 		       22,557
                                    __________   _________   _______   _______  _______   _______   _______   __________
    	Net assets available
       for participants	           $20,654,121   1,241,095   972,987  	599,209  459,584  	797,389  	113,416  	24,837,801
                                    ==========   =========   =======   =======  =======   =======   =======   ==========

See accompanying notes to financial statements.


                                                  CERNER CORPORATION
                                              FOUNDATIONS RETIREMENT PLAN

                           Statement of Changes in Net Assets Available for Participants

                                              Year ended December 31, 1995


                              								Fund A      Fund B    Fund C    Fund D    Fund E   Fund F   Loans      Total
                                      ______      ______    ______    ______    ______   ______   _____      _____
Additions to net assets attributed to:
  Net appreciation (depreciation)
  		in fair value of investments			 $(1,486,387)   459,796    (3,715)   32,477   56,492  	   - 		     - 		   (941,337)
  Interest and dividends						            2,379    128,649   227,678   117,977   58,568   33,239  	11,831    	580,321
	 Interfund transfers						            (254,356)   298,024 	  28,349  	 (6,394)  27,802  (80,915) (12,510)  		   -
	 Employer contributions (note 2)				   450,736     	 - 		      - 		       - 		     - 		     - 		     - 		    450,736
	 Associates' contributions (note 2)	 1,636,096    881,204   625,805  	328,042  254,376  234,838  		1,665 	 3,962,026
	 Loan repayments							                 11,577  		 12,461     2,633 		  1,243      464 		 3,047  (31,425)       -
                                       _________ _________   _______   _______  _______  _______   _______  _________
      Total additions (deductions)	     360,045  1,780,134   880,750   473,345  397,702  190,209  (30,439)  4,051,746
                                       _________ _________   _______   _______  _______  _______   _______  _________

Deductions from net assets attributed to:
 	Distributions to associates				    (1,940,405)  (216,130)  (166,164) (71,906) (72,959)(338,552) 	(4,957) (2,811,073)
  Loans to participants							          (39,128)   (41,816) 	  (9,998) 	(8,684) (28,395) 	(3,560) 131,581  	     -
	 Participant loan expenses				            - 		       - 		       - 		      - 		     - 		     - 		    (250) 		    (250)
                                     ___________  _________  _________  _______ ________ ________  _______  _________
 		   Total (deductions) additions	  (1,979,533) 	(257,946)  (176,162) (80,590)(101,354)(342,112) 126,374  (2,811,323)
                                     ___________  _________		_________  _______ ________ ________ ________  __________

		    Net increase (decrease)	       (1,619,488)	1,522,188    704,588  392,755  296,348 (151,903)  95,935  	1,240,423

Net assets available for participants:
 	Beginning of year				              20,654,121  1,241,095  	 972,987  599,209  459,584  797,389  113,416  24,837,801
                                     __________  _________  _________  _______  _______  _______  _______  __________
	 End of year			              			   $19,034,633  2,763,283  1,677,575  991,964  755,932  645,486  209,351  26,078,224
		                                   ==========  =========  =========  =======  =======  =======  =======  ==========

See accompanying notes to financial statements.


                                                         CERNER CORPORATION
                                                    FOUNDATIONS RETIREMENT PLAN

                                      Statement of Changes in Net Assets Available for Participants

                                                       Year ended December 31, 1994

                             								Fund A      Fund B    Fund C    Fund D    Fund E    Fund F    Loans      Total
						                               ______      ______    ______    ______    ______    ______    _____      _____

Additions to net assets attributed to:
 	Net appreciation (depreciation)
    in fair value	of investments $    707,133    (48,807) (151,412) 	(93,868) 	(17,253) 		  - 		     - 		      395,793
	 Interest and dividends							        15,671     37,867   140,317    50,927    17,950    19,236  	 6,968  	   288,936
	 Interfund transfers							          (39,571)   (80,094)  (34,717)  (44,318) 	(10,171) 	214,024   (5,153) 	 	    -
	 Employer contributions (note 2)				 370,448  		   - 	     	 -      		 - 		      - 		      - 		     - 		      370,448
	 Associates' contributions
    (note 2)                     			1,377,335 	  752,781   489,147 	 328,781  	220,518  	554,976  		 - 		    3,723,538
	 Loan repayments							                5,672      1,242     1,196 	     420 		    197 		    294 	 (9,021) 	 	    -
	                                   _________    _______   _______   _______   _______   _______    ______   _________
    Total additions (deductions)			 2,436,688 	  662,989   444,531   241,942  	211,241  	788,530   (7,206) 	 4,778,715
																						              _________    _______   _______   _______   _______   _______    ______   _________

Deductions from net assets attributed to:
 	Distributions to associates							 (735,128)   (61,970)  (61,249)  (84,024) 		(2,551) (289,289) (19,705)  (1,253,916)
	 Loans to participants							        (25,240)   (12,191) 	 (4,963)   (2,169) 		(1,730) 		  (737)  47,030  		     -
	 Participant loan expenses							       - 		       - 		      - 		      - 		      - 		      - 		     (886) 		     (886)
                                    _________    ________  ________   ______   _______   _______   ______    _________
    Total (deductions) additions	  	 (760,368)   (74,161) 	(66,212)  (86,193) 		(4,281) (290,026)  26,439   (1,254,802)
                                    _________   ________   ________   _______  _______   _________  ______   _________

    Net increase			                 1,676,320    588,828   378,319   155,749  	206,960  	498,504  	19,233    3,523,913

Net assets available for participants:
  Beginning of year			             18,977,801    652,267   594,668   443,460  	252,624  	298,885  	94,183   21,313,888
                                   __________  _________   _______   _______   _______   _______  _______   __________
	 End of year						              $ 20,654,121  1,241,095   972,987   599,209  	459,584  	797,389  113,416   24,837,801
																						             ==========  =========   =======   =======   =======   =======  =======   ==========


See accompanying notes to financial statements.

                       CERNER CORPORATION
                   FOUNDATIONS RETIREMENT PLAN

                  Notes to Financial Statements

                   December 31, 1995 and 1994


 (1) Summary of Significant Accounting Policies

     General

     The  following  brief description of the Cerner  Corporation
        Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The  Plan  was  adopted by the Board of Directors of  Cerner
        Corporation (the Company or Employer) effective November 1, 1987. The Plan is administered by a third-party administrator. All full-time associates of the Company are eligible for participation in the Plan after attaining age eighteen.

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for participants and changes in those net assets.

     Expenses

     All costs and expenses incurred in administering the Plan are paid by the Company. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

     Investments

     The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges.

     Loans to Participants

     At the discretion of the Company, loans may be made to participants in an amount up to 50% of the participant's self-directed funds balance. The loan period may not exceed ten years and the interest rate is prime plus 1%.

     Use of Estimates

     The  Plan  utilizes  a number of estimates  and  assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                                      (Continued)

                       CERNER CORPORATION
                   FOUNDATIONS RETIREMENT PLAN

                  Notes to Financial Statements


 (2) Contributions

     Participating   associates  may   elect   to   make   pretax
        contributions  from  1% to 15% of their  compensation  to
        the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into six different investment funds. These funds include Fund A (limited to investments in the common stock of the Company), Fund B (Twentieth Century Ultra Investors), Fund C (Twentieth Century Growth Investors), Fund D (Twentieth Century Select Investors), Fund E (Twentieth Century Balanced Investors) and Fund F (Chase Manhattan Capital Preservation Trust which primarily invests in short-term investments and guaranteed insurance contracts). The Company will make matching contributions in an amount equal to 20% of the participant's annual contribution not to exceed the lesser of 2% of the participant's compensation or $600 per participant. All Company contributions are directed to Fund A.

 (3) Distributions

     Upon  normal retirement, retirement for permanent disability or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after three years of service and 20% for each additional year of service until a participant is 100% vested upon completing seven years of service. Forfeitures of nonvested contributions are allocated to all Plan participants as of the Plan year-end on a pro-rata basis according to individual participant annual earnings.

     Participants receive distributions from Fund A in shares  of the Company's common stock except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 1995 and 1994, 42,192 shares and 17,109 shares of the Company's common stock, respectively, were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

 (4) Tax Status

     The  Plan  received a favorable determination letter,  dated
        August 21, 1994, from the Internal Revenue Service confirming the tax-exempt status of the Plan under
        Section 401(a) of the Internal Revenue Code.

     The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                      (Continued)

                       CERNER CORPORATION
                   FOUNDATIONS RETIREMENT PLAN

                  Notes to Financial Statements


 (5) Plan Participants

     The following summarizes the number of associate participants by fund as of December 31, 1995:
            Cerner stock account                          1,339
            Twentieth Century Mutual Funds:
                Ultra Investors                             724
                Growth Investors                            587
                Select Investors                            390
                Balanced Investors                          258
            Chase Manhattan Capital Preservation Trust      217


                                                                  	Schedule 1


                                   CERNER CORPORATION
                              FOUNDATIONS RETIREMENT PLAN

             Item 27(a) - Schedule of Assets Held for Investment Purposes

                                  December 31, 1995

                                                                               	   				     	 Fair
      Asset                            		Description	                         	Cost      		   value
      _____                              ___________                           ____           _____

Cerner Corporation		     922,253 shares of common stock                   $	 7,207,192     18,906,187

Twentieth Century		      Ultra Investors Mutual Fund, 104,064.79 shares      2,314,951      2,717,132
Twentieth Century		      Growth Investors Mutual Fund, 84,894.68 shares      1,821,710      1,646,108
Twentieth Century		      Select Investors Mutual Fund, 27,377.38 shares      1,033,449        975,182
Twentieth Century		      Balanced Investors Mutual Fund, 43,875.42 shares      706,165        745,443
Chase Manhattan Capital
  Preservation Trust     634,997 units of participation in a pooled fund       634,997        634,997
Loans to participants	   Loans to participants (bearing interest
                            from 7% to 10%)		                                  207,684        207,684
                                                                            __________     __________
                                                                           $13,926,148     25,832,733
                                                                            ===========    ==========

See accompanying independent auditors' report.

                                                           										Schedule 2


                                CERNER CORPORATION
                             FOUNDATIONS RETIREMENT PLAN

                Item 27(d) - Schedule of Reportable Transaction

                            Year ended December 31, 1995

                                                                 									    Fair		       Net
	                      Number of		     Purchase  		Selling	    Cost of	  	  value of		    gain
                       transactions		    price		    price       asset		       asset		     (loss)
											            ____________      _____      _____       _____        ______       ______

Cerner Corporation
     common stock
     (61,283 shares)      Various	    $	2,792,628	     - 		    2,792,628     2,792,628      -
Ultra	                       71		       1,300,376   		 - 		    1,300,376     1,300,376      -


In addition, the Plan distributed 42,192 shares of Cerner Corporation common stock with a cost of $383,748 to withdrawing participants and sold 14,605 shares of Cerner Corporation common stock with a cost of $588,401 during the year ended December 31, 1995.

Transactions involving Cerner Corporation common stock are party-in-interest transactions.


NOTES:

   A reportable transaction is defined by the Department of Labor as:

   o  A single transaction in excess of 5% of the fair value of Plan assets.

   o A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the Plan assets.

   o A series of transactions with respect to securities of the same issue which amounts in the aggregate to more than 5% of the fair value of the total Plan assets.

   o Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended December 31, 1995.


See accompanying independent auditors' report.